Rad Intelligence

Media | Marketplace | Marketing | Advertising | Tech

Ad marketplace — Influencers select and share content

RADINTELLIGENCE.COM SANTA MONICA CALIFORNIA

NO VIDEO



Two BIG problems affected our digital advertising & customer acquisition efforts @my last venture. Problem #1, dependence on paid Facebook as a conversion channel. Problem #2, we used micro-influencers successfully, but had trouble w/ scale & attribution. Online advertisers share the exact problems, yet waste billions each year... more

Jeremy Barnett CEO & Founder @ Rad Intelligence

Why you may want to support us...

1. CEO/Founder Jeremy Barnett exited his last venture backed startup Trendy Butler in 2017; built to $20mm/yr in run rate less than 3 years.
2. Expierenced management; the RAD founding team has 5 exits in digital media, marketing and communications.
3. Over $1.1m raised, Venture investors Dzhel Ventures (both lead investors of founding team's last venture) & Expert Dojo.
4. We launched in Nov'19, already have 16 platform clients & revenue is $34,000/mo; verifiable pipeline reveneue of $1.2m Y1 of operations.
5. Always on customers include Citizen Net, a Conde' Nast company, Nikola Motors, Noovie, Ranker, Habu and 10+ small & medium sized businesses.
6. Accepted to Microsoft for Startups.
7. Support a work from home economy, RAD is the first marketing channel where social media users w/ 2500+ fans earn up to $600/mo. from home.

Our Team

AND OUR MAJOR ACCOMPLISHMENTS



Jeremy Barnett

CEO & Founder

**Co-founder/CEO of Trendy Butler, Exited '17 *Previous Co. - Venture Backed + Raised $5.5m *Brought OSF.org to LA Tech Community '16 *Raised $1.5m - OSF for 14,000 Kids, 28 countries & 68 computer centers *Accepted to Micorsoft for Startups*



Mark De Castro

Co-founder & COO

**CEO of Zumby, acquired by RAD *President of Ad Tango, acquired *Combat Engineer, Army *UC Davis, Economics*



Marco Hansell

CRO

**Former Founder/CEO Speakr *Founder Twit Mob *Structured 7 figure deals with Conde' Nast, OMD, Havas, Micorsoft, Fox, Universal and many more*



Nick Treffilietti

Tech Overlord

**JP Morgan Chase *Disney Interactive *Syracuse University*



Huaxin Gong

Sr. Engineer & Data Science

**Sams Club *Humana *MBA & PHD, Texas Tech*

Some of our investors



Krista Waddell

**Managing Director Dzhel Ventures *Board Member, RAD *Active Early Stage Investor*

Aaron Kuntz

**Board Member Rad *Lead Genesis, Acquired *COO, Datamyx, formely MarketerNet *Experian *M.S, Northwestern University*



George Michalopoulos

**CEO Vitamin Vape *Investor Trendy Butler & RAD *Commodities, The Citadel *Economics, University of Chicago*

Brian Mac Mahon

**Managing Director, Expert Dojo *Investor in over 50 Silcone Beach Startups *Host, The Art of Startup War*

In the news

SOUNDCLOUD

#129 Jeremy Barnett of Rad Intelligence by Expert Dojo "The Art of Startup War"

Join us this week as Brian speaks with Jeremy Barnett from Rad Intelligence. Rad Intelligence redefines content syndication in a performance marketplace by using network effect at scale. Tune in to

January 7, 2020 @ soundcloud.com

Downloads

Rad Deck pdf.pdf

The Story of Rad Intelligence

Our founder & CEO, Jeremy Barnett had a crazy idea after exiting Trendy Butler in late 2017. So he assembled a management team that has already gone to war together! Our crazy team includes 4 former CEO/founder types, 3 investors from previous ventures, 2 oddly cool developers, 1 Serbian track star and a secret weapon ninja.


Zoom
RAD

Virtual Team Meeting, March'20

The big problem


BRANDS INVEST $50B A YEAR INTO CREATING DIGITAL CONTENT THAT WILL NEVER BE SEEN

We faced this ourselves — our founding team has collectively built 9 online businesses (crazy, we know...) using a combination of Facebook and Influencer marketing. Oddly, we all suffered from the exact same advertising problems while building these businesses. Firstly, all of us were overly dependant on Facebook to acquire new customers. Moreover, influencer marketing had become way too expensive and is fundamentally broken.

Rad was born

ADWORDS FOR ALREADY MADE CONTENT DISTRIBUTION

Back in late 2017, co-founder Mark Decastro and 3 engineers tested the idea of allowing brands to distribute already made digital content (blogs, videos, and articles) across real social media feeds. The idea was to pay real social media influencers (small, medium, and large) to share already made content with their audience. Our hypothesis was that brands would benefit exponentially by using the network effect of real social media users to distribute already made content.

Lots of pizza and sleeping at the office were required for this vision to become reality and get our product live!


RAD
RAD

Mark De Castro reviewing platform architecture @RAD HQ

How it works


1. PROVIDE CONTENT
2. SET A BUDGET
3. USERS SELECT & SHARE
Articles, Blogs, Videos & Product Pages


SHARE FEED
HERE'S HOW USERS SHARE CONTENT
CONTENT IS SHARED
CONTENT IS SELECTED

And boom — it worked!

Not only did it work, but we crushed expectations. We tested in Latin America and improved our clients user base by 300%. We've got something special folks!


CASE STUDY | CLIENT #1
INFLUENCER PLATFORM
A SUSTAINED LIFT OF 3X WAS REALIZED
CLIENT #1 / RESULTS
1,000 Influencers
27,000 posts
8,000 articles
19m reached
37m impressions
1,300 unique posts per influencers
3,200 impressions per post
4.4m unique click thru's
12m page views
BEFORE
DURING
PERMANENT LIFT
Users vs. Month Index
Users
Month Index
CONFIDENTIAL
RADINFLUENCER
INFO@RADINTELLIGENCE.COM

Case Study #001 | 2017

Then, we needed to educate the world as to why influencer marketing is broken

RAD's CEO and Founder Jeremy Barnett made it his mission to tell the world about everything that is wrong with influencer marketing. We started in our back yard by educating the leaders of tomorrow at USC Marshall's top-ranked MBA program.

Here's a short clip of one of our RAD chats.


USC Marshall: Influencer Strategy
Watch later
Share
Jeremy Barnet
CEO of RAD Intelligence
INFLUENCER STRATEGY
USC University of Southern California

Now, we are ready to show the world!

In September of 2019, we produced our first marketing video made for acquiring users onto our platform. Since Rad Influencer is a marketplace, we needed 1000's of users to ensure we'd be able to deliver meaningful results for advertisers.

Our first user acquisition video for Rad Influencer.


MAKE MONEY USING THE RAD INFLUENCER MARKETPLA...
Watch later
Share
very "influential" person

Then, we alinged RAD with Microsoft!

It's always good to sprinkle a little Microsoft into any startup growth plan. After 6 months and a dozen phone calls..... RAD got approved for the Microsoft for Startups program. Big thanks to Huaxin Gong (RAD's secret ninja) and Mr. Dean Jones for working with us to get this done.



Microsoft
For Startups
2020
IS OFF TO A GOOD START!
#PUSHHARDER

Yippe....Thanks Mr. Gates!

In November of 2019, RAD launched!

The Covid-19 pandemic has affected humanity in ways we can't yet comprehend. I'm proud to say our RAD team has never been more unified. Furthermore, our platform has proven to be a stable option for advertisers and users during this challenging time. Of course, we've adjusted to supporting platform users and clients in this new virtual enviroment. For example, "**How to"** videos teaching influencers how to use the platform and conducting **influencer workshops** have proved effective.

Our tutorial video for Rad Influencers.



RAD INFLUENCER TUTORIAL
Watch later
Share
Susanna Kwon
Rad Intelligence | Community Manager
TUTORIAL
RAD

People are starting to listen, here's why...

Over $50B yearly gets spent on the creation of digital content and most of it never gets viewed. Rad is the first content distribution marketplace that uses the network effect of real social media users to solve this problem. Similar to Google Adwords, advertisers set the price and budget for digital content (blogs, videos or product pages) and pay only for the unique clicks generated from each placement.

New activations with Citizen Net, a Conde' Nast company, Nikola Motor and Noovie demonstrate product adoption as larger brands are starting to shift budget to Rad's platform. As we continue to get momentum, we've also identifed a need with small & medium sized businesses. Specifically, 9 out of our 15 clients representing this client type. Revenue has grown 50% month over month since January 2020' and our client base has grown from 4 to 15 clients since Jan 1st, 2020. We expect to continue growing as we move into the second quarter with several brand pilots and renewals.


TRACTION
122 - Days Live (Feb 27th, 2020)
7 - Clients February 20'
15 - Clients Contracted for March 20'
$51,012.47 - Total Revenue
$4,109.33 - Revenue per Client
Q3
$219,019
Q2
$71,508
Q1
$31,528
LatinX.
UNDONE
stackcommerce
GLAMNETIC
+Babbel
sensate
Daily Astrology Guide
HAPPY AGAIN
PREPDECK
Ranker
NIKOLA
VERIBELLA
noovie
CONDÉ NAST

Traction Slide, March'20

It's time to raise money and put gas on the fire!

Clients are renewing and new campaigns are getting activated weekly. We've identified a specific need for our product with small and medium sized businesses. We have lots of work to do and opportunity is knocking. For this reason, 40% of the funds raised will be spent on the following platform upgrades.

- Deeper API integrations with Facebook and Instagram

- Shopify marketplace integrations

- Advertiser onboarding automation

- Advertiser media buying tools

- Conversion tracking capabilities


USE OF PROCEEDS
SMB
shopify
ONBOARDING AUTOMATION FOR SMALL & MEDIUM SIZED BUSINESSES
SHOPIFY MARKETPLACE INTEGRATIONS
API INTEGRATIONS ACROSS PINTEREST & INSTAGRAM
CONTENT REGENERATION INTO USER VOICES BY USING MACHINE LEARNING & NLP

Investor Q&A

− COLLAPSE ALL

What does your company do?

Over $50B yearly gets spent on the creation of digital content and most of it is never viewed. Rad is the first content distribution marketplace that uses the network effect of real social media users to solve this problem. Similar to Google Adwords, advertisers set the price and budget for digital content (blogs, videos or product pages) and pay only for the unique clicks generated from each placement.

Where will your company be in 5 years?

We believe Rad Intelligence is set to be the leader in already made digital content distribution. Over $50b gets spent by online advertisers each year on the creation of new digital content. Spending on Influencer Marketing has also grown from 4.5b to almost $10b dollars a year since 2017.

Why did you choose this idea?

Two BIG problems affected our digital advertising & customer acquisition efforts @my last venture. Problem #1, dependence on paid Facebook as a conversion channel. Problem #2, we used micro-influencers successfully, but had trouble w/ scale & attribution. Online advertisers share the exact problems, yet waste billions each year on stale solutions.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

Online advertising continues to be the #1 driver of revenue for brands across the world. Each year, advertising budgets grow by the billions, yet new scaleable solutions are more scarce than ever. Capturing the consumers attention has also become more challenging by the year. Most new marketing platforms are either confusing, expensive or help with work-flow opposed to driving results. RAD is the first marketplace that uses the network effect of real social media users to drive website sales, traffic and awareness. By focusing on performance driven results opposed to meaningless vanity stats RAD has been able to create a new scaleable marketing channel.

How far along are you? What's your biggest obstacle?

The platform was launched in Nov'19. Marketplace revenue doubled between Feb/Mar from $10,887 to $20,201. We've grown from 4 platform clients in Jan'20 to 16 clients by the end of Mar'20. Clients include a mix of SMBs, content rich brands & publishers. Even with the worldwide slowdown, RAD will hit $100,000 in MRR by the end of Q3, 2020. Our biggest obstacle will be continued market adoption amongst worldwide uncertainty resulting from COVID-19. This challenge also presents opportunity for new brand deals that incorporate social distancing and work from home activations.

Who competes with you? What do you understand that they don't?

Taboola/Outbrain, Tradedesk & Creator IQ are our closest competitors.

*Brands typically engage with a social media influencer to create custom user generated content. This process is expensive, time consuming and not trackable.
*RAD uses already made digital content opposed to creating new assets. This creates low friction adoption for both brands and RAD users (social media influencers)..
*Users sharing content they love is the equivalent of a "warm" referral opposed to low quality click bait.

How will you make money?

We are currently at market and making money.
1) Brands set a budget for example of $5000 in budget for the month.
2) Brands set the CPC for each piece of content they want distributed.
3) Brands only pay for for unique clicks generated from the influencer share.
4) Rad and the influencer do a 50/50 rev share on the clicks generated.
5) Gross margins are 35% of most campaign budgets

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Market conditions associated with COVID-19 present product adoption risks for new advertising channels. Aside from this, Facebook algorithms are constantly changing which alters organic reach and performance. Most importantly, RAD requires investment capital to effectively compete and maintain its first mover advantage. While these risks are certainly important, continuing to service both new and renewal customers provides the social proof needed continued adoption. Early adoption strategies are primarily focused on servicing small digital commerce brands and ensuring they renew. Fast sales cycles and always on campaigns triggers larger brand tests which snowballs into wider market adoption.

Join **591,416** investors who funded **376** startups with over **$134 million**

View Reg D, A+ and Reg CF Breakdown

Sign up with Facebook

Privacy: We won't share your data, or post to your wall, without your permission.

or

Full name

Email

Password

SIGN UP

Mashable npr Forbes Bloomberg Businessweek CNNMoney PBS TIME Los Angeles Times The Boston Globe Inc. TechCrunch THE WALL STREET JOURNAL FINANCIAL TIMES

About us
Our Profile
Jobs
Press
Blog
Charter

Investors
Getting Started
Risks
Earning Returns
Funds
Get $1000

Founders
Raise Money
FAQ
Legal Primer
Deals
How to Raise Money

Say Hello
hello@wefunder.com
Twitter
Facebook
Instagram
San Francisco

wefunder.com/rad/about is managed by Wefunder Inc. *Wefunder Inc. runs wefunder.com and is the parent company of Wefunder Advisors LLC and Wefunder Portal LLC. Wefunder Advisors is an exempt reporting adviser that advises SPVs used in Reg D offerings. Wefunder Portal is a funding portal (CRD #283503) that operates sections of wefunder.com where some Regulation Crowdfunding offerings are made. Wefunder, Inc. operates sections of wefunder.com where some Regulation D and A offerings are made. Wefunder, Inc. is not regulated as either a broker-dealer or funding portal and is not a member of FINRA. By using wefunder.com, you accept our Terms & Privacy Policy. If investing, you accept our Investor Agreement. You may also view our Privacy Notice.*

Wefunder, Inc., Wefunder Advisors LLC, and Wefunder Portal LLC do not review user-generated content beyond what's required by US law. Some user-generated content, including investor biographical information, may not be accurate.